SIDLEY AUSTIN llp 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

July 28, 2011

Via Electronic Submission
    and Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Max Webb

Re:	Wells Fargo Commercial Mortgage Securities, Inc. Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 (Registration No. 333-172366)

Dear Mr. Webb,

On behalf of Wells Fargo Commercial Mortgage Securities, Inc. (the “Registrant”), we thank you for your letter of March 16, 2011.  We have reviewed and discussed your letter with representatives of the Registrant, which has instructed us to submit the responses set forth in this letter on its behalf.

The Registrant is filing its Pre-Effective Amendment No. 1 to the registration statement simultaneously with the submission of this letter.  Paper copies of this letter and such amendment will be delivered to you under separate cover.  Such copies will include a version of Pre-Effective Amendment No. 1 that is marked to show changes from the Registration Statement on Form S-3 filed on February 18, 2011.

Set forth below are the Registrant’s responses to the comments appearing in your letter.  In each case, your comment is repeated and then followed by the Registrant’s response.  The Registrant has attempted to respond fully to your comments.  References to page numbers in Pre-Effective Amendment No. 1 are to the paper copy of the marked version.

Registration Statement on Form S-3

General

COMMENT:

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission
Division of Corporation Finance
July 28, 2011

with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

RESPONSE:

The Registrant confirms that the depositor and each issuing entity previously established directly or indirectly by the depositor or any affiliate or the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. The depositor has never had any affiliates that have publicly offered asset-backed securities involving the same asset class as this offering.

COMMENT:

2.
Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.  Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K.  Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

RESPONSE:

The Registrant confirms that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K or at such other date as the Commission by rule, regulation or Staff interpretation may permit during the term of the Registration Statement.

COMMENT:

3.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

RESPONSE:

The Registrant confirms that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

Securities and Exchange Commission
Division of Corporation Finance
July 28, 2011

COMMENT:

4.
Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

RESPONSE:

The Registrant confirms that the base prospectus includes all assets, credit enhancements and other structural features reasonably contemplated by it to be included in an actual takedown. Any assets, credit enhancements and other structural features included in an actual takedown will be described in detail in the related prospectus supplement.

Prospectus

General

COMMENT:

5.
If delinquent assets will be included in the pool, please confirm that delinquent assets in the asset pool being securitized will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Please refer to General Instructions I.B.5 to Form S-3.

RESPONSE:

The Registrant confirms that delinquent assets in any asset pool being securitized will not constitute 20% or more, as measured by dollar volume, of that asset pool as of the measurement date.

COMMENT:

6.
We note that you will include “map and pictures” in the prospectus supplements. Please advise as to the nature of the maps and pictures. Please also confirm your understanding that any text accompanying images on the inside front cover pages and outside back

Securities and Exchange Commission
Division of Corporation Finance
July 28, 2011

cover page of the prospectus should only be used to the extent necessary to explain briefly the visuals in the presentation.

RESPONSE:

The map will depict the geographic distribution of mortgaged properties securing the mortgage loans to be included in the applicable trust.  Each applicable state, region, territory or other geographical subdivision will be labeled by name together with the number of mortgaged properties located therein and the percentage of the security for the cut-off date pool balance that those mortgaged properties represent.  Each applicable state,  region, territory or other geographical subdivision will be shaded or otherwise marked to label it as having a concentration within one of several ranges.  Typical ranges include (i) less than 1.0%, (ii) 1.0% to 5.0%, (iii) 5.1% to 10.0% and (iv) greater than 10.0%.  The pictures will depict some or all of the mortgaged properties securing a specified number of the largest mortgage loans.

The Registrant confirms that any text accompanying images on the inside front cover pages and outside back cover page of the prospectus will only be used to the extent necessary to explain briefly the visuals in the presentation.

Prospectus Supplement Cover Page

COMMENT:

7.	Please revise the cover page to remove references to co-managers and co-bookrunners.

RESPONSE:

The Staff’s requested change has been made on the cover page of the Prospectus Supplement.

Forward-Looking Statements, page xii

COMMENT:

8.
Please note that the safe harbor for forward-looking statements by its terms does not apply to initial public offerings for the related takedowns.  Please remove the reference to the safe harbor or revise to explicitly state that it does not apply to the trusts created thereby.

Securities and Exchange Commission
Division of Corporation Finance
July 28, 2011

RESPONSE:

The Prospectus Supplement has been revised on page xiii to remove the reference to the safe harbor.

Summary, page S-1

COMMENT:

9.
Please confirm that you will describe the material characteristics of the pool of receivables in the related prospectus supplements, including the receivables in the pool where exceptions to underwriting guidelines have been made. Refer to Item 1103 and Item 1111 of Regulation AB.

RESPONSE:

The Registrant confirms that it will describe the material characteristics of the pool of receivables in the related prospectus supplements.  To the extent a mortgage loan is originated with one or more exceptions to underwriting criteria disclosed in the related prospectus supplement, and the Registrant concludes that such exception(s) would be material to investors in the related securities, such exception(s) to the disclosed underwriting criteria will be identified in such prospectus supplement.

COMMENT:

10.	Please summarize the circumstances under which pool assets may be added or substituted. Refer to Item 1103(a)(6) of Regulation AB.

RESPONSE:

The Prospectus Supplement has been revised on page S-27 to indicate that any additional circumstances under which pool assets can be added, removed or substituted will be briefly summarized.

Deal Information / Analytics, page S-28

COMMENT:

11.
We note the disclosure that certain information regarding the mortgage loans may be available through various third-party services. Please advise as to the nature of the information analysis that you will provide to certificateholders.

Securities and Exchange Commission
Division of Corporation Finance
July 28, 2011

RESPONSE:

The Prospectus Supplement did not mean to imply that transaction parties would be required to provide information analysis to certificateholders.

The Prospectus Supplement has been revised on page S-27 to indicate that neither the certificate administrator nor any other party to the pooling and servicing agreement will be obligated to provide any analytical information or services regarding the mortgage loans or the certificates.

Permitted In Future (Secured Financing and Mezzanine), page S-86

COMMENT:

12.
We note that certain mortgage loans to be included in respective pools allow the borrower to incur additional subordinate or mezzanine debt in the future. Please tell us how you will provide updated information regarding the new additional debt that will be actually incurred in the future. Refer to Item 1121 of Regulation AB.

RESPONSE:

The Registrant advises the Staff that the permitted additional debt described in the disclosure beginning on page S-85, if incurred in the future, would not represent an increase in the size of any mortgage loan included in a trust fund.  Instead, any future debt of the type described on these pages of the Prospectus Supplement would be typically originated outside the trust fund.  Such debt would not alter the terms of any mortgage loan included in the related trust fund.  Consequently, the Registrant does not believe that the incurrence of any such additional debt in the future as described on the pages in question represents part of the disclosure related to distributions and pool performance contemplated by Item 1121 of Regulation AB.

Additional Related Information, page S-86

COMMENT:

13.
We note the disclosure that there may be other mortgage loans that you intend to include in the trust fund where direct and indirect equity owners of the related borrower have pledged or are permitted in the future to pledge their respective equity interests to secure financing, or where the related borrower is permitted to incur subordinate debt secured by the related mortgage property. Please tell us the approximate percentage of the assets in asset pool that will consist of such mortgage loans. Please also include a placeholder

Securities and Exchange Commission
Division of Corporation Finance
July 28, 2011

confirm that you will provide disclosure in the prospectus supplement regarding such additional mortgage loans.

RESPONSE:

The Prospectus Supplement has been revised on page S-86 to indicate that it will specify the approximate percentages of pool assets that permit such forms of additional financing and provide disclosure regarding such pool assets and forms of additional financing.

Method of Distribution, page S-225

COMMENT:

14.
Please revise the sixth paragraph to clarify that the underwriters “will be” underwriters and the dealers that participate with the underwriters in the distribution of the offered certificates “may be deemed” underwriters under the Securities Act of 1933, as amended.

RESPONSE:

The Staff’s requested change has been made on page S-223 of the Prospectus Supplement.

Base Prospectus

Cover Page

COMMENT:

15.
We note your disclosure in the second bullet point that the assets in the trust fund may include mortgage-backed securities. Please confirm that you will update your disclosure as required by Item 1111 of Regulation AB regarding the assets underlying any mortgage-backed securities in any series.

RESPONSE:

The Registrant confirms that it will update disclosure as required by Item 1111 of Regulation AB regarding the assets underlying any mortgage-backed securities in any series.

Securities and Exchange Commission
Division of Corporation Finance
July 28, 2011

Credit Support May Not Cover Losses or Risks Which Could Adversely Affect Payment on Your Certificates, page 25

COMMENT:

16.
We note your disclosure in the last sentence of the second paragraph on page 25 that credit support may cover more than one series of certificates. Please provide us with your analysis as to why you are not a series trust or delete this disclosure.

RESPONSE:

The disclosure has been deleted on page 25 of the Base Prospectus.

Credit Support with Respect to CMBS, page 75

COMMENT:

17.
In connection with any mortgage-backed securities that may be included in a series, we note disclosure which states that the accompanying prospectus supplement for any series will describe the forms of credit support for the underlying securities “to the extent information is available and deemed material.” Information regarding credit support appears to be material to investors. Please revise your disclosure or advise as to why such information may be unavailable and immaterial to investors.

RESPONSE:

The quoted language has been removed from page 73 of the Base Prospectus.

* * * * *

Securities and Exchange Commission
Division of Corporation Finance
July 28, 2011

Please feel free to contact me at any time if the Registrant or I can provide additional information, or to discuss the Registration Statement further.  You may reach me at (212) 839-5685.

Sincerely, /s/ Joseph C.T. Kelly Joseph C. T. Kelly, Esq.

cc:	Ms. Lauren Nyugen
Securities and Exchange Commission

Jeff D. Blake, Esq.
Wells Fargo Commercial Mortgage Securities, Inc.

Stuart N. Goldstein, Esq.
Cadwalader, Wickersham & Taft llp